Exhibit 99.1

Organigram Announces Appointment of Karina Gehring to Board of Directors

TORONTO--(BUSINESS WIRE)--January 19, 2024--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), announced the appointment of Karina Gehring to the Organigram Board of Directors at the Company’s annual general and special meeting held on January 18, 2024.

“We are thrilled to welcome Karina to our Board of Directors. Her extensive expertise in marketing and brand management combined with her ongoing experience with BAT will be a tremendous asset to our Board,” said Peter Amirault, Board Chair, Organigram.

Karina is one of two directors (including Simon Ashton) designated by BT DE Investments Inc., a wholly owned subsidiary of British American Tobacco plc (“BAT”), as nominees to the Company’s Board. Bringing over 25 years of experience in marketing and trade at BAT, Mrs. Gehring is a seasoned executive proficient in commercial delivery, brand management, strategy, consumer insights and key account management. Leading diverse teams, she has played a pivotal role in transformative initiatives across Europe and Canada. Mrs. Gehring has successfully executed full portfolio brand repositioning, deepened BAT’s consumer understanding to foster connections beyond surface insights and introduced innovative key account management programs.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include c and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca